BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

(Dollars in thousands)

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2016 (for which instructions to reduce to possession or control had been issued as of December 31, 2016) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 $ —

   A. Number of items $ —

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2016, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 $ —

   A. Number of items $ —

This schedule does not differ from the computation for determination of reserve requirements under Rule 15c3-3 as of December 31, 2016 filed by the Company in its unaudited Form X-17A-5, Part II on January 26, 2017 with the Financial Industry Regulatory Authority, Inc.

See accompanying report of independent registered public accounting firm.